July 20, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins

Joyce Sweeney

Jan Woo

Bernard Nolan

Re:	SVMK Inc.

Draft Registration Statement on Form S-1

Submitted June 15, 2018

CIK No. 0001739936

Ladies and Gentlemen:

On behalf of our client, SVMK Inc. (“SurveyMonkey” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 12, 2018, relating to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on June 15, 2018.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the original Registration Statement submitted on June 15, 2018), all page references herein correspond to the page of the revised draft of the Registration Statement.

Securities and Exchange Commission

July 20, 2018

Prospectus Summary

Overview, page 1

1.	You state that you have attracted an aggregate of approximately 58 million registered users since your founding. Please clarify whether this figure includes inactive registered users.

The Company respectfully advises the Staff that its 58 million registered users represents the historical total aggregate number of users that have registered for the Company’s survey platform, and therefore includes registered users that the Company does not define as “active users.” In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Registration Statement to clarify that this figure includes registered users that are not currently active users.

2.	You refer to 15 million active users and more than 200,000 organizational domains throughout the filing. Please revise to explain how you define each of these measures. Disclose the number of active users, organizational domains, and paying users for each period presented to provide further context to these measures. If available, please provide more granular information such as quarterly or monthly activity for active users as opposed to activity “within the past year.”

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Registration Statement to clarify (a) that its active users are defined as users who have registered a SurveyMonkey account in the year prior to the date of measurement or have accessed their SurveyMonkey account in the year prior to the date of measurement, and (b) that organizational domains are registered internet domain names held by organizations.

The Company believes that the total number of active users and the total number of organizational domains used by those active users are meaningful to investors because these metrics provide a sense of the scale and reach of the Company’s business. The Company also believes that this information provides investors with information about its opportunity to convert active users to paying users and individual users to organizational customers. Further, these metrics are relevant to an understanding of the Company’s business because their scale demonstrates the virality of the Company’s brand and survey platform.

Given the Company’s purpose for disclosing its total number of active users and total number of organization domains, the Company respectfully advises the Staff that it does not believe that disclosing the number of active users or the number of organizational domains used by those active users on a period-by-period basis would provide useful information to investors. The Company does not generate revenue based on active users or organizational domains. Instead, the Company generates revenue based on paying users, and the Company discloses the number of paying users for each of the periods presented in the Registration Statement.

Furthermore, the Company respectfully advises the Staff that, because the substantial majority of the Company’s revenue is generated based on subscription rather than usage, the level of activity or the frequency of usage of the Company’s products by users is not meaningful to an investor’s understanding of the Company’s business or results of operations. In addition, many of the Company’s users, whether

Securities and Exchange Commission

July 20, 2018

active users or paying users, do not use the Company’s survey platform in the same way that they might engage with other Software-as-a-Service products, and instead usage may be episodic and to address specific needs. The Company considers a user to be active if they have registered an account or accessed the SurveyMonkey platform within the past year because many of its users only engage with the Company’s products occasionally to gather data when the need arises. Therefore, the Company believes that providing additional detail regarding the engagement patterns of users would not provide meaningful information to investors about the Company’s revenue or growth opportunities.

3.	Clarify the extent to which you have a presence in the “99% of the Fortune 500” companies in which you have paying users. In addition, explain the statement on your website that you are “[t]rusted by 40 million customers around the world.”

The Company respectfully advises the Staff that individual paying users register with the Company by using an email account. Often, such email account has an organizational domain (such as “@surveymonkey.com”). By considering (a) the organizations that have directly purchased subscriptions to the Company’s products, as well as (b) the individual paying users that have registered with the Company using an the organizational domain, the Company has determined that it has paying users in at least 495 of the companies in the Fortune 500, representing 99% of the companies in the Fortune 500. In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 115 of the Registration Statement to clarify the extent to which it has presence in 99% of the Fortune 500.

The Company further advises the Staff that the statement “[t]rusted by 40 million customers around the world” reflected prior, outdated data, and has been removed from its website.

The Offering, page 11

4.	Please tell us why the 3,065,172 of performance-based RSUs that will vest upon effectiveness of the offering are not included in the number of shares outstanding after the offering, or revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 58, 60, 148 and 151 of the Registration Statement to include the net shares of common stock that will be delivered to certain holders of performance-based RSUs upon the effectiveness of the offering in the number of shares outstanding after the offering.

Summary Consolidated Financial and Other Data

Non-GAAP Financial Measures, page 15

5.	Please disclose the corresponding GAAP measure related to free cash flow with equal or greater prominence both here and on page 63. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations. Also, you state on page 71 that free cash flow is important because it measures the amount of cash you spend or generate and reflects changes in your working capital. As this information would be captured in your GAAP measure of cash flows from operations, please revise to clarify how free cash flow provides useful information to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Securities and Exchange Commission

July 20, 2018

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 63 of the Registration Statement to disclose net cash provided by operating activities, the corresponding GAAP measure related to free cash flow.

Additionally, the Company respectfully advises the Staff that it has revised the disclosure on page 74 of the Registration Statement to clarify how free cash flow provides useful information to investors.

6.	Please revise the title of your non-GAAP measure, product revenue, so that it is not confusingly similar to titles or descriptions used for GAAP financial measures. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the title of its non-GAAP measure from “product revenue” to “core revenue” throughout the Registration Statement.

7.	We note that the calculation of average revenue per user (ARPU) is based on product revenue, a non-GAAP measure. Please revise to identify this as a non-GAAP measure and provide the applicable disclosures as required by Item 10(e)(1)(i) of Regulation S-K. Also, clarify whether ARPU includes users of the non-self-serve portion of SurveyMonkey Audience.

In response to the Staff’s comment, the Company has moved its disclosure of ARPU under the heading “Non-GAAP Financial Measures” instead of under the heading “Key Business Metrics” on pages 16, 64 and 73 of the Registration Statement. The Company has also revised the disclosure on page 73 of the Registration Statement to include a statement disclosing the reasons why the Company’s management believes that presentation of ARPU provides useful information to investors regarding the Company’s financial condition and results of operations.

However, the Company respectfully advises the Staff that it does not believe that providing the disclosures discussed in Item 10(e)(1)(i)(A) and (B) of Regulation S-K would be useful to investors, and may be misleading. Providing an ARPU calculation based on GAAP revenue would artificially inflate ARPU by including revenue related to the non-self-serve portion of SurveyMonkey Audience, which the Company generally ceased offering at the end of the second quarter of 2017. Further, the Company has already included a reconciliation of core revenue to revenue (the only non-GAAP portion of the ARPU calculation). As such, if an investor believes that there would be any benefit to calculating ARPU using GAAP revenue rather than core revenue, such investor could readily do so.

Risk Factors

Our debt service requirements and restrictive covenants limit our ability . . ., page 46

8.	Please revise to address the risks associated with the fact that your existing credit facility is guaranteed by certain of your subsidiaries and secured by liens on substantially all your assets and such subsidiaries.

Securities and Exchange Commission

July 20, 2018

In response to the Staff’s comment, the Company has revised the disclosure page 47 of the Registration Statement to address the risks noted by the Staff.

Selected Consolidated Financial and Other Data

Key Business Metrics, page 62

9.	In your risk factor disclosure on page 17, you indicate that you do not track the retention rates of your individual active users. However, we note your disclosure on page 68, which states that over 75% of your revenue was from individuals and organizations that were customers in 2016. Please tell us whether you monitor retention of paying users, organizational domains or revenue. If so, revise to disclose any retention metrics used for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it monitors retention using dollar-based net retention rate of annualized revenue. In response to the Staff’s comment, the Company has added disclosure on page 71 of the Registration Statement regarding the dollar-based net retention rate for (a) all individual customers that had at least an annual subscription to the Company’s products and (b) domain-based customers (which are defined as customers who register with us using an email account with an organizational domain name). Additionally, the Company has added disclosure on page 70 of the Registration Statement regarding the percentage of revenue attributable to long-term organizational customers. The disclosure provided by the Company addresses the periods set forth in the Registration Statement.

10.	You state that your growth strategy is focused on converting unpaid users to paying users, upselling organizations to SurveyMonkey Enterprise plans, and cross-selling purpose-built solutions to organizations. Please revise to explain how you measure the extent to which you convert free users to paid users, upsell to Enterprise plans, or cross-sell purpose-built solutions and describe any known material trends in such measures.

The Company respectfully advises the Staff that it does not measure the extent to which it converts registered users or active users to paying users, upsells to Enterprise plans or cross-sells purpose-built solutions. At this time, the Company has a very large base of registered users and active users from which it seeks conversion to paying users. As such, rather than tracking conversion rates of registered users or active users to paying users, the Company’s management instead relies on changes in the number of paying users to determine its success in its conversion efforts, which metric is disclosed on a quarterly basis in the Registration Statement. The Company tracks the success of its upsell or cross-sell efforts through its salesforce, which is incentivized to reach internally-determined sales targets. Those sales targets can be satisfied through increased numbers of paying users at existing organizational customers, conversions of individual paying users into an organization-level SurveyMonkey Enterprise subscription, or cross-sales of purpose-built solutions to organizational customers. So long as the sales targets are satisfied, the proportion of sales from upsell or cross-sell efforts is not considered separately. The Company supplementally advises the Staff that there are no known material trends in such measures other than what has already been disclosed in the Registration Statement.

11.	You state on page 17 that the actual number of unique paying users is lower than you report. Please revise to clarify whether your other user metrics, such as registered and active users, may also count single users multiple times. Also, tell us whether you are able to monitor the extent to which your users are counted more than once and, if so, provide us with the actual number of unique users for each period presented.

Securities and Exchange Commission

July 20, 2018

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Registration Statement to disclose that its other user metrics may also count single users multiple times. The Company respectfully advises the Staff that it is unable to monitor the extent to which its users are counted more than once. The Company tracks users based on an email address that is provided by a user and does not collect the additional information that would be necessary to determine and track the unique user behind a registered account. As such, a single unique user may create multiple registered accounts and the Company would be unable to link such accounts to the unique user.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 65

12.	Please tell us and disclose the amount of revenue related to Enterprise plans and the number of Enterprise plan customers or organizations for each period presented. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that it believes that providing the amount of revenue related to SurveyMonkey Enterprise deployments and the number of SurveyMonkey Enterprise customers would not provide meaningful information to investors. The Company has determined, and disclosed in the Registration Statement, that over 80% of its paying users utilize the Company’s products for business purposes. However, many organizations, and individuals that make purchasing decisions within those organizations, have become paying users through the Company’s subscription plans for individual users rather than SurveyMonkey Enterprise. Therefore, the number of SurveyMonkey Enterprise customers or organizations would not accurately reflect the total number of organizations using the Company’s products, and the revenue related to SurveyMonkey Enterprise would not accurately reflect the total revenue from organizations. As this information would be incomplete and not representative of the Company’s user base or results of operations, the Company does not believe it would be helpful or provide useful context to better evaluate its revenue or business model. The Company further advises the Staff that it has included disclosure regarding the percentage of revenue attributable to domain-based customers on page 70 of the Registration Statement, which provides information about the Company’s success in reaching into organizations and generating revenue from within its organizational base.

13.	Please address any known trends or uncertainties related to your focus on upselling organizations to the Enterprise subscription plan, expanding deployments, and cross-selling organizational users to purpose-built solutions. Specifically address the impact on revenue, cost of revenue, operating expenses, and ARPU as you pursue this sales strategy. In this regard, we note your disclosure on page 17 that you may encounter greater pricing pressure and longer and more expensive sales cycles for Enterprise customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement to disclose known trends or uncertainties related to upselling, expanding deployments and cross-selling organizational users to purpose-built solutions.

Securities and Exchange Commission

July 20, 2018

14.	We note that some of your pre-existing plans appear to provide advanced team-based features. Please explain how and the extent to which your customers have historically used team-based capabilities within your Advantage and Premier subscription plans. Disclose any risks and challenges that you anticipate with regard to upselling such customers to your Enterprise plan.

The Company respectfully advises the Staff that while individual paying users have used team-based capabilities in the Company’s Advantage and Premier subscription plans to some degree, these capabilities are oriented around collaboration, sharing and notifications for small groups of two to three users. These capabilities require each individual paying user to have his or her own distinct login instead of allowing multiple users to utilize a single set of shared account credentials. By contrast, SurveyMonkey Enterprise offers significant team-based capabilities to organizations by allowing the deployment, management and governance of a large set of users, ranging from dozens to hundreds of individual users on a single set of shared account credentials. SurveyMonkey Enterprise also offers automatic synchronization of the users, credentials and permissions of a large group of users with an identity store within the organization, such as Microsoft Active Directory, commonly referred to as Single Sign-On, or SSO. In addition, SurveyMonkey Enterprise provides unique capabilities for administrators to enforce account-wide policies such as standard ways of asking questions, granular permissions on a per user and per survey basis, an audit trail of actions, a single repository for all responses that automatically enforces governance of data collection and a set of deep integrations with a broad set of leading software applications such as SalesForce, Marketo and Tableau, among others.

The Company believes that these more robust capabilities in SurveyMonkey Enterprise will support its efforts to upsell to the organizational customers that seek to deploy SurveyMonkey to more than just a few users. In response to the Staff’s comment, the Company has revised the disclosure on page 72 of the Registration Statement to clarify that it will need to continue enhancing the features of its SurveyMonkey Enterprise plan to successfully upsell customers on its Advantage and Premier subscription plans.

Comparison of the Years Ended December 31, 2016 and 2017

Revenue and Cost of Revenues, page 80

15.	You disclose that revenues increased primarily due to an increase in ARPU as well as an increase in the number of paying users. Please separately quantify the impact on revenues attributable to the increase in ARPU and the increase in paying users. Similar revisions should be made to your interim results of operations discussion. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 82 of the Registration Statement to quantify the impact on revenues attributable to the increase in ARPU and the increase in paying users.

16.	Please separately quantify the impact on revenues attributable to existing customers and new customers for each period presented, or explain why you do not believe this information is important to investors given your focus on converting unpaid users and upselling existing paid users.

Securities and Exchange Commission

July 20, 2018

The Company respectfully advises the Staff that it previously disclosed on page 69 of the Registration Statement that over 75% of its revenue in 2017 was from individuals and organizations that were customers in 2016. In response to the Staff’s comment, the Company has also added this disclosure on page 82 as well.

17.	You state that the increase in ARPU was largely driven by a change to your individual user plans in 2017 that offered paying users new plans with more functionality at higher price points. Please clarify whether customers were required to renew their subscriptions at higher price points. If so, revise to discuss any known material trends and uncertainties that may impact your revenues should similar prices increases not occur in the future.

The Company respectfully advises the Staff that customers were required to renew their subscriptions at a higher price point in 2017 in connection with our changes to our individual user plans. In response to the Staff’s comment, the Company has revised the disclosure on pages 79 and 82 to state that customers were required to renew their subscriptions at higher price points. The Company has also revised the disclosure on page 23 to discuss known material trends and uncertainties that may impact its revenue if similar price increases do not occur in the future.

Internal Control Over Financial Reporting, page 89

18.	You state that you have addressed the material weakness in your internal control over financial reporting by enhancing the expertise of your finance and accounting staff and updating your accounting policy. Please clarify whether you believe the material weakness has been remediated. To the extent you continue to address this weakness, please include a discussion of any additional remediation plans, including the costs necessary to implement such plans, if material.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 91 to clarify that that it believes the material weakness has been remediated.

Certain Relationships and Related Party Transactions

Fourth Amended and Restated Stockholders Agreement, as Amended, page 137

19.	Please identify the holders of your capital stock as well as the directors who are affiliated with such holders pursuant to Item 404(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 to identify the holders of capital stock party to the Fourth Amended and Restated Stockholders Agreement, as amended, that are affiliated with members of our board of directors.

Securities and Exchange Commission

July 20, 2018

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition and Deferred Revenue, page F-10

20.	Please revise to include the amount of revenue recognized in each year presented that was included in deferred revenue as of the beginning of each respective period. Refer to ASC 606-10-50-8.

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 to include the amount of revenue recognized in each year presented that was included in deferred revenue as of the beginning of each respective period.

21.	We note that you generate revenue from a wide range of purpose-built solutions. Please tell us the nature of the purpose-built subscription services and the timeframe over which they are provided. Clarify whether these subscriptions are considered separate performance obligations from the subscriptions to the survey platform. If accounted for separately, tell us when revenue is recognized. Refer to ASC 606-10-25-19 and 25-23 and ASC 606-10-50-12.

The Company respectfully advises the Staff that it offers a wide range of purpose-built solutions, including SurveyMonkey CX for customer experience and feedback, TechValidate for content marketing, SurveyMonkey Engage for employee engagement and SurveyMonkey Audience for market research and analysis. Please refer to page 112 of the Registration Statement for a further description of these purpose-built solutions. With the exception of SurveyMonkey Audience, all of the Company’s purpose-built solutions are subscription services that are provided over a subscription term which could be over an annual or multi-year timeframe. SurveyMonkey Audience, which is not significant to the Company’s revenue, is recognized at a point in time when the survey panel results are delivered. The Company typically sells each of these purpose-built solutions in separate contracts and often to different buyers within organizations. For example, TechValidate is normally sold to a buyer within the marketing department of an organization while a SurveyMonkey Engage buyer is more likely in the human resource department.

The Company rarely sells more than one product in a single contract with customers, and the Company normally sells each of its products in separate contracts to its customers, and each product, including purpose-built solutions, is distinct. The purpose-built solution products are distinct from each other and are distinct from the survey platform product as the customer can benefit from each of the products on its own. As part of its assessment, the Company evaluated whether the products are distinct in the context of the contract. The Company concluded that the purpose–built solution products are separately identifiable from the survey platform. The Company’s products are built to function together seamlessly, but are sold separately and the Company does not provide separate integration services related to its products, the products do not customize or significantly modify other products, and the survey platform and the purpose-built solution products are not interdependent. Each product has independent functionality and utility to the customer, which provides additional support that each of these subscription products is distinct and meets the two criteria outlined in ASC 606-10-25-19. Furthermore, the Company also has considered ASC 606-10-25-9 with respect to the combination of contracts. The Company accounts for each contract as a single contract given the contracts are not negotiated as a package with a single commercial objective and/or buyer, the amount of consideration paid in each contract does not depend on the price or performance of another contract and each of the products sold is a separate performance obligation.

Securities and Exchange Commission

July 20, 2018

The Company respectfully advises the Staff that it disclosed on page F-10 of the Registration Statement that “[a]ccess to the Company’s subscription product is an obligation representing a series of distinct services (and which comprise a single performance obligation) that the Company provides to its end customer over the subscription term.” In accordance with ASC 606-10-25-23, the Company recognizes revenue as it satisfies the performance obligation over time, and the Company has disclosed on page F-10 that “[t]he Company recognizes the majority of its revenue ratably because the customer benefits from access to the Company’s subscription products throughout the subscription term.”

For the small number of contracts with multiple subscription products sold to a customer in a single arrangement, the service terms for the separate performance obligations are coterminous and revenue is recognized ratably over the terms. The revenue related to contracts with multiple performance obligations has not been significant to date.

Furthermore, the Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosures on pages 92 and F-10 to further clarify and ensure the disclosure requirements related to performance obligations and as outlined in ASC 606-10-50-12 are satisfied.

Concentration of Credit Risk, page F-14

22.	We note that you treat multiple users within a single organization as separate paying users for your key metrics disclosures. Please revise to define a customer for purposes of your concentration of credit risk disclosure. Refer to ASC 280-10-50-42.

In response to the Staff’s comment, the Company has revised the disclosure on page F-14 to provide its definition of a customer for purposes of its concentration of credit risk disclosure.

Note 7. Mandatorily Redeemable Convertible Preferred Stock, Stockholders’ Equity and

Employee Benefit Plans

Fair Value of Stock Options, page F-26

23.	Please revise to provide the weighted average estimated fair value or a range of the estimated per share value of the underlying common stock used to determine the fair value of your stock option grants. Refer to ASC 718-10-50-2(f)(2).

In response to the Staff’s comment, the Company has revised the disclosure on pages F-28 to provide a range of the estimated per share value of the underlying common stock used to determine the fair value of the Company’s stock option grants using both the Lattice-Binomial Option Valuation Model and the Black-Scholes Option Valuation Model.

Securities and Exchange Commission

July 20, 2018

Note 14. Subsequent Events, page F-38

24.	Please provide us with a breakdown of all stock-based compensation awards granted during fiscal 2017 and to date in 2018 and include the fair value of the underlying common stock used to value such awards at each grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Also, please disclose any stock-based compensation awards granted subsequent to March 31, 2018, including the expected financial statement impact, if material. Refer to ASC 855-10-45-4.

The Company respectfully advises the Staff that it has revised the disclosure on page F-40 to address the Staff’s comment. The Company further advises the Staff that, pursuant to its request, the below table provides the breakdown of stock option and restricted stock unit grants from January 1, 2017 to the date of this letter. The Company does not believe that the period-to-period changes in fair value during this period were significant.

	Three months ended					Year ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017		December 31, 2017
Grant date	February 17, 2017	May 26, 2017	August 4, 2017	October 31, 2017	November 9, 2017
Fair value of common stock	$11.84	$11.84	$11.84	$12.33	$12.33	$11.84 to $12.33
Shares granted:
Stock options	2,234,751	755,724	241,501	697,396	210,000	4,139,372
Restricted stock units	1,916,798	331,243	281,144	407,252	—	2,936,437

	Three months ended
	March 31, 2018	June 30, 2018
Grant date	March 5, 2018	May 26, 2018
Fair value of common stock	$13.20	$13.65
Shares granted:
Stock options	3,340,106	538,566
Restricted stock units	2,451,885	369,924

General

25.	We note that your prospectus includes graphical materials and artwork. Please supplementally provide us with copies of any additional graphical materials or artwork that you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, consider Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company advises the Staff that it does not currently propose to include any additional graphical materials or artwork other than what was included in the Registration Statement.

Securities and Exchange Commission

July 20, 2018

26.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any such written communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

*****

Securities and Exchange Commission

July 20, 2018

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Alexander J. Lurie, SVMK Inc.
Lora D. Blum, SVMK Inc.
Adam M. Inglis, SVMK Inc.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Tad J. Freese, Latham & Watkins LLP
Brian D. Paulson, Latham & Watkins LLP